Filed by TechTarget, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: TechTarget, Inc.

Commission File No.: 001-33472

Editor’s Note: Expanding our coverage to serve you

Move will double editorial staff, strengthen vertical coverage and deepen technology expertise.

By: Kelley Damore, Chief Content Officer

Published: 10 Jan 2024

As Chief Content Officer at TechTarget, I am excited to share the news that earlier today, TechTarget announced it has entered into an agreement whereby Informa PLC will combine its Informa Tech digital businesses with TechTarget. This means that leading media brands, including InformationWeek, Dark Reading, Light Reading, IT Pro Today and all the Industry Dive communities, will now be joined with our own portfolio of websites to offer an even more comprehensive library of editorial content to our collective B2B audiences.

As a result of this combination, the new TechTarget will have more than 760 industry analysts and subject matter experts worldwide, including over 300 full-time journalists, offering independent insight and analysis. This news underscores our commitment to you, our readers, to deliver original and unbiased content to help you choose, implement and manage technology that can solve your problems and achieve your business goals.

Since 1999 we have provided you with useful perspective, answered your questions, explained technology concepts, and provided independent frameworks and thoughtful considerations to help you complete projects, narrow down vendor pick lists, and more. In parallel, we focus on delivering to you the best digital content experience in B2B tech by staying on top of the latest industry news, providing analysis and context around new product offerings and approaches and distinguishing vendor hype from your organizational realities.

As we rank for nearly 1 million first page keywords in B2B tech, you often find our sites through Google and other engine searches, providing an easily accessible, reliable place for you to turn for credible information across topics and interests. In essence, we strive to deliver content that helps you do your job better.

We are grateful for the continued trust and loyalty you have shown through your visits and engagement and the role you play in helping us shape the B2B tech community.

Through this new combination, we are thrilled to be able to greatly amplify this work, by offering you an even more comprehensive digital content experience, across more topics and formats. We’ll do this first through the addition of a portfolio of specialized industry-leading digital media brands you already know and trust, including Information Week, Light Reading, Dark Reading, Network Computing, AI Business and all of the Industry Dive sites. Much like TechTarget’s existing news site Computer Weekly, these brands and their editorial leaders have long been reporting insightfully on the ups and downs of the tech industry, some for more than 35 years. They are known and trusted resources with a deep understanding and perspective of the technologies they cover—perfect for readers like you.

With the Industry Dive brands, we’ll deepen our expertise in key vertical markets. We have heard from readers that the ability to connect with peers within the same industry is incredibly valuable. So, to our own TechTarget Xtelligent presence we’ll add Industry Dive’s healthcare coverage, and we’ll also gain focused coverage on banking, automotive, higher education, retail, construction, fashion and other verticals. Like TechTarget, Industry Dive hires seasoned journalists with industry expertise, which is why its reporting is regularly cited in congressional hearings, regulatory dockets and legal proceedings. Additionally, as TechTarget does every year, Industry Dive has earned recognition and accolades from the American Society of Business Publication Editors, among others.

Beyond the scale of these editorial additions, this combination will allow us to gain greater access to research insights and analyst expertise by welcoming Informa Tech’s Omdia group to the TechTarget family. Added to our existing Enterprise Strategy Group’s capabilities, Omdia will bring remarkable foundational research-based insight to help readers understand emerging markets and global technology trends from a total of 325 analysts and researchers in over 20 countries around the globe.

In today’s content-flooded era, AI-fueled or otherwise, it’s more important than ever to have access to trusted material delivered by real journalists — people who know their markets and offer considerable perspective that you can rely on for unbiased and accurate information. With this new combination, TechTarget will expand on what we have strived to deliver since our founding. We’ll now be able to provide much broader coverage, more new content relevant to your role and industry, and additional engaging formats.

Today was an exciting day for us, but the real work will only begin once the transaction is completed in the second half of 2024. Until then, you can continue to expect the same quality experience TechTarget has long delivered. Additionally, after close of the transaction, the new TechTarget will rapidly begin work on initiatives that focus on further enhancing your content experience through new content navigation, packages and formats covering your research needs, while always supporting the brands you know and trust.

On behalf of our editors and staff, we’d like to thank you for your support and reaffirm our commitment to continue to publish unbiased, original and accurate content. We look forward to serving you today, and in the future. It’s an exciting time.

Since 2018, Kelley Damore has served as Chief Content Officer for TechTarget, overseeing content strategy for the organization. She previously was Executive Vice President, Content and Brand Director, InformationWeek and Interop ITX at UBM and Chief Community Officer at UBM Tech.

Additional Information and Where to Find It

In connection with the proposed transaction (the “proposed transaction”), among TechTarget, Inc. (“TechTarget”) Toro CombineCo, Inc. (“CombineCo”), Toro Acquisition Sub, LLC, Informa plc (“Informa”), Informa US Holdings Limited and Informa Intrepid Holdings Inc. (“Informa Tech”), TechTarget will prepare and file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain a proxy statement of TechTarget that also constitutes a prospectus of CombineCo (the “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to stockholders of TechTarget. TechTarget and CombineCo may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statement or prospectus, or any other document that TechTarget or CombineCo (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF TECHTARGET ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY TECHTARGET OR COMBINECO WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. TechTarget investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when they become available), as well as other filings containing important information about TechTarget, CombineCo, and other parties to the proposed transaction (including Informa), without charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by TechTarget will be available free of charge under the tab “Financials” on the “Investor Relations” page of TechTarget’s internet website at https://investor.techtarget.com or by contacting TechTarget’s Investor Relations Department at gmann@techtarget.com.

Participants in the Solicitation

Informa, TechTarget, CombineCo, and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from TechTarget’s stockholders in connection with the proposed transaction. Information regarding the directors of Informa is contained in Informa’s annual reports and accounts available on Informa’s website at www.informa.com/investors/ and in the National Storage Mechanism at data.fca.org.uk/#/nsm/nationalstoragemechanism. Information regarding the directors and executive officers of TechTarget is contained in TechTarget’s proxy statement for its 2023 annual meeting of stockholders, filed with the SEC on April 19, 2023, and in other documents subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve substantial risks and uncertainties. All statements, other than historical facts, are forward-looking statements, including: statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of CombineCo following completion of the proposed transaction; legal, economic, and regulatory conditions; and any assumptions underlying any of the foregoing. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “plan,” “could,” “would,” “project,” “predict,” “continue,” “target,” or the negatives of these words or other similar terms or expressions that concern TechTarget’s or CombineCo’s expectations, strategy, priorities, plans, or intentions. Forward-looking statements are based upon current plans, estimates, and expectations that are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates, or expectations will be achieved, and therefore, actual results may differ materially from any plans, estimates, or expectations in such forward-looking statements.

Important factors that could cause actual results to differ materially from such plans, estimates, or expectations include, among others: that one or more closing conditions to the proposed transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations, or restrictions in connection with such approvals or that the required approval by the shareholders of TechTarget may not be obtained; the risk that the proposed transaction may not be completed in the time frame expected by Informa, TechTarget, or CombineCo, or at all; unexpected costs, charges, or expenses resulting from the proposed transaction; uncertainty of the expected financial performance of CombineCo following completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the relevant portion of the Informa Tech business with the business of TechTarget; the ability of Informa to implement its business strategy; difficulties and delays in achieving revenue and cost synergies of Informa; the occurrence of any event that could give rise to termination of the proposed transaction; potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification, and liability; evolving legal, regulatory, and tax regimes; changes in economic, financial, political, and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics, geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade, and policy changes associated with the current or subsequent U.S. administration; risks related to disruption of management time from ongoing business operations due to the proposed transaction; certain restrictions during the pendency of the proposed transaction that may impact TechTarget’s ability to pursue certain business opportunities or strategic transactions; Informa’s, TechTarget’s, and

CombineCo’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of TechTarget’s common stock; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of TechTarget to retain customers and retain and hire key personnel and maintain relationships with customers, suppliers, employees, stockholders, strategic partners and other business relationships and on its operating results and business generally; market acceptance of TechTarget’s and the relevant portion of the Informa Tech business’s products and services; the impact of pandemics and future health epidemics and any related economic downturns on TechTarget’s business and the markets in which it and its customers operate; changes in economic or regulatory conditions or other trends affecting the internet, internet advertising and information technology industries; data privacy and artificial intelligence laws, rules, and regulations; the impact of foreign currency exchange rates; certain macroeconomic factors facing the global economy, including instability in the regional banking sector, disruptions in the capital markets, economic sanctions and economic slowdowns or recessions, rising inflation and interest rate fluctuations on TechTarget’s and the relevant portion of the Informa Tech business’s results; and other matters included in TechTarget’s filings with the SEC, including in Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2022 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the Proxy Statement/Prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication.

Any forward-looking statements speak only as of the date of this communication. None of Informa, TechTarget, or CombineCo undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events, or otherwise, except as required by law. Neither future distribution of this communication nor the continued availability of this communication in archive form on TechTarget’s website at https://investor.techtarget.com or Informa’s website at www.informa.com/investors should be deemed to constitute an update or re-affirmation of these statements as of any future date.